Filed Pursuant to Rule 424(b)(3)

 Registration Statement No. 333-293952

Prospectus Supplement No. 8

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents 6,000 Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “YMT”. On September 23, 2026, the closing price for our ADSs on Nasdaq was US$1.84 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 24, 2026.

Completion of Two Previously Disclosed Acquisitions

On September 10, 2026, Yimutian Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), together with its wholly-owned subsidiary, Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian”), completed the two previously disclosed acquisition transactions. The transactions were previously disclosed in the Company’s current reports on Form 6-K dated August 25, 2026 and September 15, 2026.

Qingdao Xingongguan Acquisition. The Company completed the acquisition of control over 100% of the equity interests in Qingdao Xingongguan Holiday Hotel Co., Ltd. (“Qingdao Xingongguan”) through a series of variable interest entity (“VIE”) agreements, pursuant to the Equity Purchase Agreement dated August 20, 2026, as amended by the Supplemental Agreement dated September 9, 2026 (the “Qingdao Xingongguan Acquisition”). The aggregate purchase price was US$5,800,000, and, on September 10, 2026, the Company issued an aggregate of 15,875,910,000 Class A ordinary shares to Ning Zhang and Kuili Zhang, equivalent to 2,645,985 American Depositary Shares (“ADSs”) of the Company, of which 14,288,319,000 Class A ordinary shares were issued to Ning Zhang and 1,587,591,000 Class A ordinary shares were issued to Kuili Zhang.

Zhaodong Guohe Asset Acquisition. The Company completed the acquisition of certain land, buildings, and equipment assets located in Zhaodong, Suihua, Heilongjiang Province, the PRC from Zhaodong Guohe Animal Husbandry Co., Ltd. (“Zhaodong Guohe”), pursuant to the Asset Purchase Agreement dated August 20, 2026, as amended by the Supplemental Agreement dated September 9, 2026 (the “Zhaodong Guohe Asset Acquisition”). The aggregate purchase price was US$21,161,390, and, on September 10, 2026, the Company issued an aggregate of 57,923,514,000 Class A ordinary shares to Zhaodong Guohe, equivalent to 9,653,919 ADSs of the Company.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements previously filed as exhibits to the Company’s current reports on Form 6-K dated August 25, 2026 and September 15, 2026, which are incorporated herein by reference.

Completion of First-Phase Qingdao Quanao Acquisition

On September 19, 2026, the Company, together with Beijing Yimutian, entered into an Equity Purchase Agreement (the “Qingdao Quanao Equity Purchase Agreement”) with Aoge (Beijing) Supply Chain Management Co., Ltd. (“Aoge”), Qingdao Quanao Management Consulting Enterprise (Limited Partnership) (“Quanao Management”) and Qingdao Quanao Supply Chain Technology Co., Ltd. (“Qingdao Quanao”), pursuant to which the Company, together with Beijing Yimutian, will purchase, in the first phase, 33.33% of the equity interest in Qingdao Quanao from Aoge for a total consideration of US$25,000,000, payable by the Company through the issuance of Class A ordinary shares of the Company to Aoge, it being understood that the total consideration for 100% of the equity interest in Qingdao Quanao is US$75,000,000. Following the first phase, the Company shall have the right (but not the obligation) to continue acquiring the remaining equity interests held by the sellers until the entire equity interest in Qingdao Quanao has been acquired.

On September 20, 2026, the Company completed the first-phase acquisition of 33.33% of the equity interest in Qingdao Quanao from Aoge pursuant to the Qingdao Quanao Equity Purchase Agreement (the “First-Phase Qingdao Quanao Acquisition”). On September 20, 2026, the Company issued an aggregate of 72,815,532,000 Class A ordinary shares to Aoge, equivalent to 12,135,922 ADSs of the Company, at an issue price of US$2.06 per ADS based on the arithmetic mean of the closing prices of the Company’s ADSs on Nasdaq for five consecutive trading days prior to September 19, 2026.

The foregoing descriptions of the Qingdao Quanao Equity Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the English translation of such agreement, which is filed as Exhibit 10.1 to the Report on Form 6-K that the Company filed with the SEC on September 24, 2026 and is incorporated herein by reference.

Issuance of Consideration Shares

As a result of the closing of the Qingdao Xingongguan Acquisition, the Zhaodong Guohe Asset Acquisition and the First-Phase Qingdao Quanao Acquisition, the Company issued an aggregate of 146,614,956,000 Class A ordinary shares, equivalent to a total of 24,435,826 ADSs of the Company. The consideration shares were issued in reliance upon Regulation S under the Securities Act of 1933, as amended. As of September 24, 2026, the Company had a total of 152,328,420,016 ordinary shares issued and outstanding, consisting of 151,985,646,856 Class A ordinary shares and 342,773,160 Class B ordinary shares.